EXHIBIT 7.1

     This Agreement is entered into as of the 16th day of December, 1997 by and between Peter W. Nauert ("NAUERT"), Strategic Acquisition Partners, LLC, a Nevada limited liability company ("PARTNERS") and Richard M. Osborne, individually and on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (collectively, "OSBORNE").

     WHEREAS, Nauert and Osborne have agreed to provide credit enhancement to Partners (the "GUARANTEES"), to induce American National Bank and Trust Company of Chicago ("ANB") to extend to Partners a loan in the aggregate principal amount of $20,000,000 (the "BANK LOAN");

     WHEREAS, Partners intends to enter into a Credit Agreement (the "CREDIT AGREEMENT") with Central Reserve Life Corporation, an Ohio corporation ("CRLC"), pursuant to which Partners would extend a loan to CRLC in the aggregate principal amount of $20,000,000;

     WHEREAS, (i) as a condition precedent to Partners making its loan to CRLC, CRLC would issue warrants to purchase 800,000 shares of common stock, without par value, of CRLC at a purchase price of $6.00 per share, and (ii) subject to approval by the shareholders of CRLC, CRLC would issue warrants to purchase an additional 200,000 shares of common stock, without par value, of CRLC at a purchase price of $6.00 per share (the warrants referred to in (i) and (ii), collectively, the "WARRANTS") to Nauert or his designees; and

     WHEREAS, Partners is a party to that certain Stock Purchase Agreement, dated November 26, 1997, between Partners and CRLC (the "PURCHASE AGREEMENT").

     NOW THEREFORE, for good and valuable consideration, the parties hereto hereby agree as follows:

At the closing of the transactions contemplated by the Credit Agreement, 70% of the Warrants shall be issued to Nauert or his designees, and 30% of the Warrants shall be issued to Osborne or his or its designees.

The parties hereto covenant and agree, in their capacities as shareholders of CRLC, to vote all of their respective shares of CRLC common stock in favor of the transactions contemplated by the Purchase Agreement. At the closing of the transactions contemplated by the Purchase Agreement (the "CLOSING"), (i) Osborne covenants and agrees to pay 30% of the purchase price as defined in the Purchase Agreement (the "PURCHASE PRICE") in accordance with the provisions of Section
2.2 thereof upon receipt of a certificate representing 30% of the Stock, as defined in the Purchase Agreement (the "STOCK") and 30% of the warrants pursuant to the Warrant Agreement, as defined in the Purchase Agreement (the "WARRANT AGREEMENT"), (ii) Partners covenants and agrees to pay 70% of the Purchase Price in accordance with the provisions of Section 2.2 thereof upon receipt of a certificate representing 70% of the Stock and 70% of the warrants pursuant to the Warrant Agreement and (iii) Nauert covenants and agrees to use his best efforts to cause Partners to comply with the foregoing. In addition, the parties hereto covenant and agree to comply with all of their respective obligations under the documents (including, without limitation, any guarantee obligation) evidencing the Bank Loan.

In the event Osborne or Nauert breaches its or their covenants set forth in clauses (i) and (ii) of the second sentence of paragraph 2 hereof, the party in breach shall promptly assign, transfer and convey to the other party (free and clear of all liens, encumbrances or Adverse Claims) Warrants to purchase 300,000 shares of common stock of the Company following such breach. Neither Osborne nor Nauert shall transfer Warrants so that after giving effect to such transfer such party will have Warrants to purchase less than 300,000 shares of common stock of the Company, in the aggregate, prior to the earlier to occur of (i) the Closing or (ii) the valid termination of the Purchase Agreement in accordance with its terms. Each party covenants and agrees to execute and deliver such additional instruments, documents and certificates and take such other actions necessary to accomplish any of the foregoing.

Partners shall promptly pay to ANB all receipts of interest and principal collected by it under the Credit Agreement and related documents; provided that if the applicable interest rate under the Credit Agreement exceeds the applicable interest rate under the ANB Loan, Partners shall pay to ANB the interest due on the ANB Loan and shall pay to Osborne 30% of the excess of interest payments actually received from the Company over the interest payments due on the ANB Loan. Partners hereby indemnifies and holds harmless Osborne for any loss arising out of Osborne's liability to ANB relating to the Bank Loan to the extent that Partners fails to comply with the covenant contained in the previous sentence.

Partners agree to pay Osborne 30% of any fees collected by it under Section 7.5 of the Purchase Agreement promptly upon receipt by it of any such fees.

Notwithstanding the terms of their respective Guaranties, Nauert and Osborne shall indemnify and hold harmless each other against any amount either of them actually pays under their respective Guarantees to ANB in excess of the following percentages of the total amount actually paid under the Guarantees:
(i) Nauert 70% and (ii) Osborne 30%. Each of Nauert and Osborne assumes and shall be responsible to each other in proportion to the foregoing percentages of said percentage assumption and responsibility, Nauert and Osborne shall indemnify and hold harmless each other from any and all fees and expenses (including reasonable attorney fees and collection costs) actually paid by either of them in excess of the percentages set forth above.

This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois.

This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. The execution of counterparts shall not be deemed to constitute delivery of this Agreement by any party until all of the parties have executed and delivered their respective counterparts.

Each party agrees that the other party will have the right to enforce this Agreement and any of its provisions by injunction, specific performance or other equitable relief without prejudice to any other rights and remedies that it may have for breach of this Agreement.

This Agreement shall bind and inure to the benefit of the parties named herein and their respective successors and assigns. Neither party shall assign this Agreement, or any part hereof, without the consent of the other.



     IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date first above written.


                                     __________________________________
                                     Peter W. Nauert


                                     __________________________________
                                     Richard M. Osborne



                                     Turkey Vulture Fund XIII, Ltd.


                                     By:  _____________________________
                                         Richard M. Osborne
                                         Manager

                                     Strategic Acquisition Partners, LLC


                                     By:
                                        Val Rajic
                                        Manager